                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 11-K

                    ANNUAL REPORT PURSUANT TO SECTION 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1993

                         Commission file number 1-3560

                           P. H. GLATFELTER COMPANY
                         EMPLOYEE STOCK PURCHASE PLAN
                         ----------------------------
                           (Full title of the plan)


                           P. H. GLATFELTER COMPANY
                             228 South Main Street
                            Spring Grove, PA 17362
                  ------------------------------------------
                     (Name of the issuer of the securities
                       held pursuant to the plan and the
                   address of its principal executive office)

                      [LETTERHEAD OF DELOITTE & TOUCHE]

INDEPENDENT AUDITORS' REPORT

P. H. Glatfelter Company Employee Stock Purchase Plan:

We have audited the accompanying statements of assets available for plan benefits as of December 31, 1993 and 1992, of the P. H. Glatfelter Company Employee Stock Purchase Plan (the "Plan") and the related statements of changes in assets available for plan benefits for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for plan benefits as of December 31, 1993 and 1992, and the changes in assets available for plan benefits for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE

February 18, 1994

                                       1
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P. H. GLATFELTER COMPANY EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1993 AND 1992
- --------------------------------------------------------------------------------

ASSETS                                           1993             1992
Contributions receivable                         $    6,088       $    7,128

Investments at fair value - P. H. Glatfelter
  common stock - 1993, 288,677 shares at a
  cost of $5,873,327; 1992, 284,630 shares
  at a cost of $6,429,082 (Note 1)                5,430,736        5,105,551
                                                 ----------       ----------

TOTAL ASSETS                                     $5,436,824       $5,112,679
                                                 ==========       ==========

                      See notes to financial statements.

P. H. GLATFELTER COMPANY EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
- --------------------------------------------------------------------------------

                                                     1993        1992        1991
ADDITIONS (Note 2):
  Employee contributions                          $1,743,742  $1,895,934   $1,725,660
  Employer contributions                             820,180     879,306      800,241
  Dividend income                                    188,943     152,562      117,840
                                                  ----------  ----------   ----------
      Total additions                              2,752,865   2,927,802    2,643,741
                                                  ----------  ----------   ----------
DEDUCTIONS:
  P. H. Glatfelter Company common
    stock at fair market value at
    distribution date (Note 1)                     2,618,850   1,597,381    1,669,261
  Dividends paid to participants (Note 2)            188,943     152,562      117,840
  Cash paid for fractional shares                      1,453         598        2,545
                                                  ----------   ----------  ----------
      Total deductions                             2,809,246   1,750,541    1,789,646
                                                  ----------   ----------  ----------
                                                     (56,381)   1,177,261     854,095
INCREASE (DECREASE) IN UNREALIZED
  APPRECIATION (DEPRECIATION) IN MARKET
  VALUE OF INVESTMENTS (Notes 1 and 3)               881,625   (2,207,532)    665,505

EXCESS (DEFICIENCY) OF MARKET VALUE
  TO COST OF DISTRIBUTED STOCK  (Notes 1 and 3)     (501,099)     119,879     293,688
                                                  ----------   ----------   ---------

NET INCREASE (DECREASE) IN ASSETS
  AVAILABLE FOR PLAN BENEFITS                        324,145     (910,392)   1,813,288

PLAN ASSETS, BEGINNING OF YEAR                     5,112,679    6,023,071    4,209,783
                                                  ----------   ----------   ----------

ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                                     $5,436,824   $5,112,679   $6,023,071
                                                  ==========   ==========   ==========

See notes to financial statements.

P. H. GLATFELTER COMPANY EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993, 1992 AND 1991
- --------------------------------------------------------------------------------

1.  SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION - The accounting records of the P. H. Glatfelter Company Employee Stock Purchase Plan (the "Plan") are maintained on the accrual basis. Employee contributions and related employer required matching contributions are accrued monthly when withheld from the employee's pay and recognized quarterly when such accrual is invested in the common stock of the Company.

    INVESTMENTS - The fair market value of the investments is determined by the use of the average of the high and low sales price on the last business day of the year for the Company's common stock on the American Stock Exchange. Distributions of stock to participants who have withdrawn shares or have terminated from the Plan are recorded at market value at distribution date for financial statement purposes. The difference between December 31 market value and the cost of Glatfelter common stock purchased is reflected in the statements of changes in assets available for plan benefits as unrealized appreciation (depreciation) in the aggregate market value of investments.

2.  DESCRIPTION OF PLAN

    The P. H. Glatfelter Company Employee Stock Purchase Plan is an employee benefit Plan that offers eligible employees the opportunity to purchase shares of the Company's common stock through regular payroll deductions. Participation in the Plan is limited to full-time salaried personnel of P.
    H. Glatfelter Company and its domestic subsidiary, The Glatfelter Pulp Wood Company and hourly employees in the Spring Grove Hourly Conference Group Profit Sharing Plan, with a minimum of two years continuous service. Participation in the Plan is entirely voluntary.

    Participants may elect to contribute an amount which is not less than 1% nor more than 10% of annual base compensation. The employer may elect to contribute an amount equal to one-half of the participant's contribution for the first 6% of the participant's base compensation that is contributed to the Plan.

    As of December 31, 1993, 1992 and 1991 there were 639, 724 and 727 employees, respectively, participating in the Plan.

    All contributions are invested in P. H. Glatfelter Company common stock and are purchased from either unissued shares or treasury shares effective on the last day of each calendar quarter at a purchase price equal to the average of the high and low prices on the American Stock Exchange on the last business day of the calendar quarter.

    The Company has the right to amend or terminate the Plan at any time.

    All dividends paid in respect to the shares held by the Plan are distributed currently to the participants.

3.  TRANSACTIONS WITH PARTIES IN INTEREST

    During 1993, 1992 and 1991, the Plan purchased from P.H. Glatfelter Company 147,561, 120,860 and 93,870 shares of its common stock, respectively, at a cost of $2,564,194, $2,786,294 and $2,519,206, respectively. The price paid for these shares was the average of the high and low prices per share, as listed on the American Stock Exchange, for the last business day of the quarter of purchase.

    Administrative costs of the Plan are paid by the Company.

4.  TAX STATUS, ETC.

    The Plan is not subject to any provision of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Internal Revenue Code.

    The Company's contributions, dividends paid and gain (loss) on sale of stock are treated as taxable to the participants; accordingly, the Company withholds from the participants' compensation all required federal, state and local taxes on income.


                                  * * * * * *

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                              P. H. GLATFELTER COMPANY
                                              EMPLOYEE STOCK PURCHASE PLAN



March 31, 1994                                By: /s/ Robert S. Wood
                                                  ------------------------
                                                  Robert S. Wood
                                                  Plan Administrator

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                                 EXHIBIT INDEX

             Consent of Independent Certified Public Accountants.

                                       1